                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                        CORPORATEFAMILY SOLUTIONS, INC.
        ________________________________________________________________
                                (Name of Issuer)


                           Common Stock, no par value
        ________________________________________________________________
                         (Title of Class of Securities)


                                  22003R 10 1
                         _____________________________
                                 (CUSIP Number)


                             Bright Horizons, Inc.
                        One Kendall Square, Building 200
                              Cambridge, MA 02139
                        Attention:  Elizabeth J. Boland
                                 (617) 577-8020
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                 April 26, 1998
             ______________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box


                              (Page 1 of 9 Pages)

                                   SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 22003 R 10 1                                      PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BRIGHT HORIZONS, INC.
      IRS EMPLOYER IDENTIFICATION NUMBER: 04-3390321

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

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                          SOLE VOTING POWER
                     7
     NUMBER OF            460,838 (RIGHT TO ACQUIRE)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             460,838 (RIGHT TO ACQUIRE)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      460,838 (RIGHT TO ACQUIRE)

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10% (BASED ON OUTSTANDING COMMON STOCK AS OF MARCH 31, 1998)

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      TYPE OF REPORTING PERSON*
14
      CO

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                                      -2-

                                  SCHEDULE 13D
                                  ------------


Item 1.   Security and Issuer.
          -------------------

  This Schedule 13D relates to the Common Stock, no par value (the "Common Stock"), of CorporateFamily Solutions, Inc., a Tennessee corporation (the "Issuer"). The Issuer has its principal executive offices at 209 Tenth Avenue, Suite 300, Nashville, Tennessee 37203.

Item 2.   Identity and Background.
          -----------------------

  This Schedule 13D is filed on behalf of Bright Horizons, Inc., a Delaware corporation (the "Filing Person"), with its principal office and business located at One Kendall Square, Building 200, Cambridge Massachusetts 02139. The Filing Persons principal business is the provision of early education and family support services.

  Information concerning the executive officers and directors of the Filing Person and the persons controlling the Filing Person, if any, is set forth in Schedule A to this Schedule 13D and is incorporated herein by reference. Unless otherwise set forth on Schedule A, each of the executive officers and directors is a citizen of the United States. Neither the Filing Person nor, to the best of its knowledge, any person named in Schedule A to this statement, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

  On April 26, 1998, the Filing Person and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). In accordance with the terms of the Merger Agreement (i) the Filing Person and the Issuer will form Bright Horizons Family Solutions, Inc., a Delaware corporation ("BHFS"), (ii) Merger Sub B, a Delaware corporation and wholly owned subsidiary of BHFS, will merge (the "BRHZ Merger") with and into the Filing Person, with the Filing Person as the Surviving Corporation and (iii) Merger Sub A, a Tennessee corporation and wholly owned subsidiary of BHFS, will merge (the "CFAM Merger" and together with the BRHZ Merger, the "Merger") with and into the Issuer, with the Issuer as the Surviving Corporation. In the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of the Filing Person will be converted into the right to receive 1.15022 shares of common stock, par value $0.01 per share, of BHFS ("BHFS Common Stock") and each issued and outstanding share of common stock, no par value per share, of the Issuer will be converted into the right to receive one share of BHFS Common Stock.

     Concurrently with the execution of the Merger Agreement, the Filing Person and the Issuer entered into reciprocal Stock Option Agreements, granting each other the right to purchase ten percent (10%) of the then issued and outstanding shares of Common Stock of the other entity, exercisable upon the occurrence of certain events.

Item 4.   Purpose of the Transaction.
          --------------------------

 (a) - (c)     See Item 3.

 (d)      The Merger Agreement provides that the Directors of BHFS will be
   comprised of       eleven members, including four from the Filing Person,
   four from the Issuer, and three additional members to be jointly agreed to by the Filing person and the Issuer at a later date.

 (e) - (j)     See Item 3.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

  (a) - (b) See Item 3. Concurrently with the execution of the Merger Agreement, the Filing Person and the Issuer entered into reciprocal Stock Option Agreements, granting each other the right to purchase ten percent (10%) of the then issued and outstanding shares of Common Stock of the other entity, exercisable upon the occurrence of certain events. If the Stock Option were to become exercisable the Filing Person exercise the stock option, the Filing Person will have the sole power to vote and dispose of said stock.

  (c) Neither the Filing Person nor the directors or executive officers of the Filing Persons have effected any transactions in the Common Stock of the Issuer in the past sixty (60) days.

 (d)  N/A

 (e)  N/A

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
 to Securities of the Issuer.
 ---------------------------

  See Items 3 and 4. The Stock Option Agreement provides that the Filing Person may put the Stock Option or any shares of Common Stock purchased upon exercise thereof to the Issuer upon the happening of certain events and at the prices described therein. The foregoing description is qualified in its entirety by reference to the full text of the Stock Option Agreement, which is incorporated herein by reference. Except as otherwise described in the Stock Option Agreement, neither the Filing Person nor the directors or executive officers thereof have any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to, any agreement to transfer, vote, hold or dispose of the shares of Common Stock of the Issuer held by the Filing Person, any finders' fees, joint ventures, call or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies relating to the Issuer or the Common Stock of the Issuer.

Item 7.  Material to Be Filed as Exhibits
         --------------------------------

Exhibit 1 Agreement and Plan of Merger dated April 26, 1998 by and between Bright Horizons, Inc. and CorporateFamily Solutions, Inc. (Incorporated by Reference to Exhibit 2.1 of the Current Report on Form 8-K filed by CorporateFamily Solutions, Inc. on April 28, 1998, File No. 000-22811).

Exhibit 2 Stock Option Agreement dated April 26, 1998 by and between Bright Horizons, Inc. (Grantee) and CorporateFamily Solutions, Inc. (Issuer) (Incorporated by Reference to Exhibit 2.2 of the Current Report on Form 8-K filed by CorporateFamily Solutions, Inc. on April 28, 1998, File No. 000-22811).

                                   SIGNATURE
                                   ---------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 1998

                         BRIGHT HORIZONS, INC.


                         By: /s/ Elizabeth J. Boland
                            ____________________________
                            Name:  Elizabeth J. Boland
                            Title:  Chief Financial Officer

SCHEDULE AND EXHIBIT INDEX                                                  PAGE
--------------------------                                                  ----

Schedule A  List of Directors and Executive Officers of the Filing Person    8

                                                                      SCHEDULE A
                                                                      ----------

                             BRIGHT HORIZONS, INC.
                             ---------------------

     Listed below are the directors and executive officers of Bright Horizons, Inc. The business address of Bright Horizons, Inc. is One Kendall Square, Building 200, Cambridge, MA 02139.

                                                             Principal Occupation and Name,
Name                                   Title                 Business and Address of Employer
----                                   -----                 --------------------------------
Roger H. Brown*            Chairman of the Board of       Bright Horizons, Inc.
                           Directors, Chief Executive     One Kendall Square, Building 200
                           Officer and Director           Cambridge, MA  02139

Linda A. Mason*            President and Director         Bright Horizons, Inc.
                                                          One Kendall Square, Building 200
                                                          Cambridge, MA  02139

Joshua Bekenstein          Director                       Bain Capital, Inc.
                                                          Managing Director
                                                          (Leveraged Buyout Firm)
                                                          Two Copley Place
                                                          Boston, MA  02116

Robert S. Benson           Director                       Professional Assist Corporation
                                                          President
                                                          (Membership Association Company)
                                                          1426 Shavano Court
                                                          Evergreen, CO  80439

John M. Reynolds           Director                       Cambridge Associates, Inc.
                                                          Consultant
                                                          (Investment/Financial Consulting)
                                                          One Winthrop Square
                                                          Boston, MA  02110-1276

Sara Lawrence-Lightfoot    Director                       Harvard Graduate School of
                                                          Education, Professor
                                                          Room 463, Gutman Library
                                                          Six Appian Way
                                                          Cambridge, MA  0218

Rebecca Haag               Director                       Hill Holliday, Senior Vice
                                                          President
                                                          of Human Resources
                                                          (Advertising/Marketing Firm)
                                                          200 Clarendon Street
                                                          Boston, MA  02116

William H. Donaldson       Director                       Donaldson, Lufkin & Jenrette
                                                          Co-Founder & Senior Advisor
                                                          (Investment Banking Firm)
                                                          277 Park Avenue, 18th Floor
                                                          New York, NY  10172

Elizabeth Boland*          Chief Financial Officer        Bright Horizons, Inc.
                                                          One Kendall Square, Building 200
                                                          Cambridge, MA  02139

Stephen I. Dreier*         Chief Administrative           Bright Horizons, Inc.
                           Officer,                       One Kendall Square, Building 200
                           Secretary and Treasurer        Cambridge, MA  02139

Mary Ann Tocio*            Chief Operating Officer        Bright Horizons, Inc.
                                                          One Kendall Square, Building 200
                                                          Cambridge, MA  02139

None of the directors and executive officers listed above own shares of Common Stock of the Issuer. Those names marked with an asterisk are employed solely by the Filing Person and have an address of One Kendall Square, Building 200, Cambridge, MA 02139.